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September 30, 2013		Writer’s Direct Contact 415.268.7113 GGrover@mofo.com

Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RE/MAX Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 19, 2013

File No. 333-190699

Dear Mr. Dang:

We enclose herewith, on behalf of RE/MAX Holdings, Inc. (the “Company”), clean and marked copies of Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated September 27, 2013. Amendment No. 4 incorporates responses to the Staff’s comments. Below, we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Use of Proceeds, page 62

1.	You disclose your estimated net proceeds will be $177 million or $205.2 million if the underwriters exercise their over-allotment option in full. You further disclose that you will use $27.3 million for an acquisition and $160.7 million to purchase newly issued common units. Please reconcile the aggregate of $27.3 million and $160.7, or $188 million, to $177 million or $205.2 million.

Securities and Exchange Commission

September 30, 2013

Response: The difference between the $177 million disclosed in the filing as estimated net proceeds and the $188 million of newly issued common units in RMCO relates to $11 million of offering expenses which will be or have been incurred by RMCO. The Company has considered the Staff’s comments, and has revised and clarified the discussion on page 62 to reflect the following use of proceeds:

Total Proceeds:
Gross proceeds to RE/MAX Holdings, Inc.	$200,000,000
Less: underwriters discount paid by RE/MAX Holdings, Inc.	(12,000,000)

Subtotal	$188,000,000

Less: Proceeds reserved for the payment of offering expenses	(11,000,000)

Net proceeds from the offering	$177,000,000

Use of proceeds by the Company*:
Acquisition of business assets of HBN and Tails	$27,305,000
Redemption of Weston Presidio’s liquidation preference	$49,850,000
Redemption of Weston Presidio’s remaining equity interest in RMCO and a portion of the interest in RMCO held by RIHI	$99,845,000

Net proceeds from the offering	$177,000,000

*	The Company will receive an aggregate of $188,000,000 in newly issued common units in RMCO as part of the IPO consisting of the following: (i) the Company will contribute the business assets of HBN and Tails to RMCO in exchange for common units in RMCO with a value of $27,305,000, and (ii) the Company will contribute cash in the amount of $160,695,000.

The $160,695,000 in cash received by RMCO from the Company will be used to pay $11,000,000 of estimated offering expenses and $149,695,000 for the redemption of equity interests in RMCO as follows:

RMCO’s Use of $160,695,000 Received From the Company:
Redemption of Weston Presidio’s liquidation preference	$49,850,000
Redemption of Weston Presidio’s remaining equity interest in RMCO and a portion of the interest in RMCO held by RIHI	$99,845,000
Reserve for payment of offering expenses (as described in first table above)	$11,000,000

Net proceeds from the offering	$160,695,000

Accordingly, the Company will use $188 million to acquire newly issued common units in RMCO ($160.7 million will be purchased for cash with offering proceeds and $27.3 million in exchange for the assets of HBN and Tails), and RMCO in turn will reserve $11.0 million of the $160.7 million in cash proceeds to pay estimated offering expenses and the remaining $149.7 million to redeem RMCO units from Weston Presidio and RIHI as described above.

Securities and Exchange Commission

September 30, 2013

Dilution, pages 65 to 66

2.	Within your dilution calculation please clarify the caption “Increase in net tangible book value (deficit) per share attributable to new investors purchasing shares from us in this offering” so that the caption indicates that it has been further adjusted for the items referred to above. Additionally, please provide us with a detailed calculation of dilution per share to new investors which will disaggregate each adjustment separately. Finally, please provide a supporting calculation for the 2.32% fluctuation that you disclosed on page 66.

Response: The Company has revised the filing to change the description of “net tangible book value (deficit) per share as of June 30, 2013, before giving effect to this offering” to “pro forma net tangible book value (deficit) per share as of June 30, 2013, before giving effect to this offering”. The Company believes that this provides a better representation of the calculation as it includes the impact of: (1) the recapitalization of Weston Presidio’s existing Class A preferred membership interest that reflects Weston Presidio’s liquidation preference of $49.8 million and a common interest that reflects Weston Presidio’s current pro-rata share of the residual equity value of RMCO in the form of newly issued RMCO common units; and (2) the assumption that the common units of RMCO have been split so that one common unit can be acquired with the net proceeds received in the initial public offering from the sale of one share of RE/MAX Holdings, Inc’s Class A common stock.

The Company also revised the filing to include the above information in its description of pro forma net tangible book value (deficit) per share as of June 30, 2013, before giving effect to this offering.

The Company further revised the filing to include the following information on the calculation of the “Increase in pro forma net tangible book value (deficit) per share attributable to new investors purchasing shares from us in this offering”:

“The effect of the sale of 10,000,000 shares of Class A common stock that we are offering at an assumed initial public offering price of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus), the deduction of assumed underwriting discounts and estimated offering expenses payable by us and the use of the estimated net proceeds as described under “Use of Proceeds,” including the acquisition of the business assets of HBN and Tails as well as the impact of the deferred tax assets recorded to reflect RE/MAX Holdings, Inc.’s share of the increase in tax basis, offset by the related liability recorded for the associated tax receivable agreement, results in an immediate increase in pro forma net tangible book value of $13.24 per share to our existing stockholders. Therefore, our pro forma as adjusted net tangible book value as of June 30, 2013, after the effect of this offering, would have been $45.0 million, or $4.45 per share of Class A common stock resulting in an immediate dilution of $15.55 per share to new investors.”

Securities and Exchange Commission

September 30, 2013

The Company has also included in its filing of Amendment No. 4 the following footnote to the “Increase in pro forma net tangible book value (deficit) per share attributable to new investors purchasing shares from us in this offering” to provide further clarification on the impact of the non-controlling interest:

“(1)	Included in this increase in pro forma net tangible book value per share is $17.42 per share resulting from the treatment of RIHI’s ownership interest after the offering and the transactions described above as a non-controlling interest. Without regard to such treatment, the pro forma as adjusted net tangible book value per share after this offering which is solely attributable to the interest held by new investors, would be $(4.62), representing dilution to new investors of $24.62 per share.”

The Company has also provided the Staff as a supplemental schedule to this response letter the calculation to support the 2.32% fluctuation that the Company disclosed on page 66.

Unaudited Pro Forma Condensed Consolidated Financial Information, pages 67 to 78

3.	We note your adjustments 4(a) and 4(ff). Please tell us how the issuance of vested restricted stock units is an outcome related to the offering and use of proceeds transactions and how you reached the conclusion that the stock compensation should be considered directly attributable to the offering transactions and given pro forma effect under Article 11 of Regulation S-X. Specifically, please tell us if there are pre-existing agreements to make these grants. Further, to the extent you believe the grant of vested restricted stock units is directly attributable to the offering transactions, please tell us how you determined it is expected to have a continuing impact. Additionally, please tell us how you determined the cash bonus is expected to have a continuing impact. Finally, please apply this comment to the additional 147,250 restricted stock units that you also expect to grant on the date of offering and tell us how you determined it was not necessary to provide a pro forma adjustment for these expected grants.

Response: The Restricted Stock Units to be granted by the Company will vest upon the successful completion of the Company’s initial public offering. In addition, the payment of the cash bonus is tied to such successful completion. In determining the appropriate pro forma accounting treatment for the compensation expense related to these transactions, the Company considered the guidance of Rule 11.01(a)(8), which states that

Securities and Exchange Commission

September 30, 2013

pro forma information should be provided for circumstances in which “consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors (emphasis added)”. Rule 11-01 does not list the situations that may meet the conditions of an “other event or transaction” for which disclosure of pro forma financial information would be material to investors. Therefore, the Company used judgment in determining whether pro forma financial information would be meaningful to investors in light of the particular facts and circumstances of the Company’s proposed transaction. The Company specifically evaluated the guidance of the SEC Staff Financial Reporting Manual (2013 Edition), which noted that an example of an “other transaction” includes changes in capitalization at the effectiveness or close of an IPO.

The Company also evaluated the requirements in Rule 11.02(b)(6) that the pro forma adjustments related to the pro forma condensed consolidated statements of income should only represent adjustments that reflect events that are (i) directly attributable to each specific transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. Upon evaluation of the SEC Staff’s comments, the Company continues to believe that the compensation expense related to the grant of RSUs and the payment of the cash bonus is directly attributable to the proposed initial public offering, and are factually supportable, but upon further analysis has concluded that they will not be expected to have a continuing impact on the operations of the Company. As such, the pro forma condensed consolidated statement of income for the year ended December 31, 2012 has been revised to remove the compensation expense for the vested restricted stock units grant and the cash bonus, and the related income tax effect.

The Company believes that it is appropriate to disclose such transactions in the notes to the pro forma financial statements, and will include their impact in the pro forma balance sheet as of June 30, 2013.

In addition, the Company wishes to advise the Staff that the agreements to issue the RSUs did not exist until September 18, 2013.

Finally, the Company wishes to advise the Staff that the Company has determined that the expected grant of the 147,250 restricted stock units is not directly attributable to the proposed initial public offering, and as such, those restricted stock units are not appropriately considered for purposes of the pro forma condensed consolidated statement of income for the year ended December 31, 2012, but will be disclosed as a subsequent material charge in the notes to the pro forma financial information.

4.	Please revise your filing to describe the $27.3 million adjustment to cash in the Pro Forma Adjustments for Pro Forma Offering column of the Unaudited Pro Forma Condensed Consolidated Balance Sheet. Your description should include an itemized list of the net proceeds received and each individual use of proceeds.

Securities and Exchange Commission

September 30, 2013

Response: The Company has revised the pro forma financial information to clarify the use of proceeds, including $11.0 million of net proceeds from the offering that will be reserved for the payment of estimated offering expenses. As such, the Company recorded the $11.0 million offering expenses as an adjustment to cash with a related adjustment to accrued liabilities of $5.0 million that represent offering costs not yet incurred as of June 30, 2013. This resulted in an increase of $11.0 million to the pro forma adjustment to cash from $27.3 million to $38.3 million. The Company additionally updated its document to include the following footnote:

4 (aa)	In connection with this offering, the following pro forma adjustments were recorded to cash

Net proceeds received by RE/MAX Holdings, Inc from this offering, before consideration of $11,000 for offering expenses	$188,000
Redemption of the liquidity preference held by Weston Presidio	(49,850)
Redemption of RMCO common units held by Weston Presidio and RIHI	(99,845)

$38,305

The balance of $38,305 includes $27,305 of the proceeds received to purchase the business assets of HBN and Tails. The adjustment to cash for the purchase HBN and Tails has been reflected elsewhere in the Pro Forma Condensed Consolidated Balance Sheet under the “Pro Forma Adjustments for HBN and Tails Acquisitions” as described in footnote 3(a). The remaining $11,000 represents proceeds received by RE/MAX Holdings, Inc. which will be used to purchase newly issued common units of RMCO. RMCO will use the proceeds from such sale to offset offering expenses previously incurred by RMCO or expenses to be incurred by RMCO, expected to total $11,000.

5.	We note your adjustment 4(ee). Please tell us and revise your filing to clarify how you calculated the $19,395 related to RMCO’s use of the remaining net proceeds.

Response: The Company has revised the filing to conform the components comprising the pro forma adjustment for Non-controlling interest to the revised “Use of Proceeds” section discussed above in Response No. 1, by updating the footnote as follows:

Securities and Exchange Commission

September 30, 2013

The balance of the non-controlling interest as of June 30, 2013 on a pro forma basis is as follows:

RMCO equity held by the non-controlling interest holders prior to the reorganization transactions	$(170,543)
Reorganization transactions whereby a portion of the Class A preferred units are converted to common units as described in this offering	95,550
Redemption of the remaining common interest held by Weston Presidio, and a portion of the common interest held by RIHI	(99,845)
Offering expenses incurred by RMCO prior to the offering, net of amounts expensed through June 30, 2013	(7,520)

$(182,358)

6.	We note your adjustment 4(ff). Please tell us and revise your filing to clarify how you calculated the $192,100 of Net proceeds received. Your response should address your disclosure elsewhere in your filing, which states that you will receive $177 million of net proceeds.

Response: The Company has revised the filing to conform the components comprising the additional paid-in-capital adjustment to the revised “Use of Proceeds” section discussed above in Response No. 1 by updating the footnote as follows:

In connection with this offering, the following pro forma adjustments were recorded to additional paid-in-capital.

Proceeds received by RE/MAX Holdings, Inc. from this offering, net of underwriting discounts	$188,000
Value related to RE/MAX Holdings, Inc.’s proportionate share of future tax benefits associated with the deferred tax assets in existence as of the offering date	11,490	4(bb)
Increase to additional paid-in-capital for an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to existing owners under the tax receivable agreements	15,949	4(cc)
Increase in additional paid-in-capital for shares of restricted stock units granted to our employees and officers that vested immediately	2,375	4(ii)

	$217,814

* * * * *

Securities and Exchange Commission

September 30, 2013

We appreciate your time and attention to the Company’s response to the Staff’s comment. Should you have any additional questions or concerns, please call me at 415-268-7113.

Sincerely,

/s/ Gavin B. Grover, Esq.

Gavin B. Grover, Esq.

Enclosures

cc:	Howard Efron (Securities and Exchange Commission)

Jennifer Monick (Securities and Exchange Commission)

Folake Ayoola (Securities and Exchange Commission)

Margaret M. Kelly (RE/MAX Holdings, Inc.)

Dave Liniger (RE/MAX Holdings, Inc.)

David B. Strong (Morrison & Foerster LLP)

John M. Rafferty (Morrison & Foerster LLP)

Deanna L. Kirkpatrick (Davis Polk & Wardwell LLP)